Exhibit 3.1

AMENDMENT TO TESSERA TECHNOLOGIES, INC.

AMENDED AND RESTATED BYLAWS

Dated: March 25, 2013

Pursuant to the resolutions duly adopted by the Board of Directors of Tessera Technologies, Inc., a Delaware corporation (the “Company”), effective March 25, 2013, the Amended and Restated Bylaws of the Company, dated September 14, 2011, as amended August 29, 2012, December 19, 2012 and March 2, 2013 (the “Bylaws”), are amended as follows.

Section 3.2 of the Bylaws is hereby amended by replacing the first sentence of Section 3.2 with the following: “Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be nine (9), with the number of authorized directors to decrease automatically to six (6) effective immediately prior to the election of directors at the 2013 Annual Meeting.”